UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2006

000-29150

(Commission File Number)

Randgold & Exploration Company Limited

(Translation of registrant’s name into English)

28 Harrison Street, Johannesburg, South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Randgold & Exploration Company Limited (“Randgold & Exploration”) issued a media statement dated January 23, 2006 regarding the sale of four million shares of Randgold Resources Limited by Societe Generale, which were being held on behalf of Randgold & Exploration by Societe Generale under a scrip lending arrangement, and announcing that the Listing and Hearing Review Council of the Nasdaq Stock Market, Inc. affirmed an earlier decision to delist and rejected an appeal against the delisting of Randgold & Exploration’s securities from the Nasdaq Stock Market. A copy of the media statement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The media statement contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results and events to differ materially from those anticipated.

Exhibit	Description

99.1

Media statement, dated January 23, 2006, issued by Randgold & Exploration Company Limited regarding the sale of four million shares of Randgold Resources Limited by Societe Generale, which were being held on behalf of Randgold & Exploration by Societe Generale under a scrip lending arrangement, and announcing that the Listing and Hearing Review Council of the Nasdaq Stock Market, Inc. affirmed an earlier decision to delist and rejected an appeal against the delisting of Randgold & Exploration’s securities from the Nasdaq Stock Market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By:	/s/ Roger Patrick Pearcey
Name: Roger Patrick Pearcey
Title: Company Secretary

Date:	January 25, 2006